ALIGNMENT HEALTHCARE, INC.

March 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Sonia Bednarowski
Rolf Sundwall
Sharon Blume
Justin Dobbie

Re:	Alignment Healthcare, Inc.
Registration Statement on Form S-1
Originally Filed March 3, 2021
CIK: CIK0001832466

Ladies and Gentlemen:

Alignment Healthcare, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-253824, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on March 25, 2021 or as soon thereafter as practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

ALIGNMENT HEALTHCARE, INC.

By:	/s/ Thomas Freeman
Name:	Thomas Freeman
Title:	Chief Financial Officer